SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)

WESTCOTT PRODUCTS CORPORATION

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

95752H 201

(CUSIP Number)

February 10, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on the form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

NAMES OF REPORTING PERSONS: LEONARD W. BURNINGHAM.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY.

4.

CITIZENSHIP OR PLACE OF ORGANIZATION.

         United States.

NUMBER OF SHARES

5. SOLE VOTING POWER: 154,000.

BENEFICIALLY OWNED

6. SHARED VOTING POWER: None.

BY EACH REPORTING PERSON

7. SOLE DISPOSITIVE POWER: 154,000.

8. SHARED DISPOSITIVE POWER: None.

9.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

154,000 shares.

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.16%.

14.

TYPE OF REPORTING PERSON.

IN.

Item 1(a).  Name of Issuer.

Westcott Products Corporation, a Delaware corporation (the “Company”)

Item 1(b).  Address of Issuer's Principal Executive Offices:

4685 South Highland Drive, Suite 202, Salt Lake City, Utah 84117.

Item 2(a).  Name of Person Filing:

Leonard W. Burningham.

Item 2(b) Address of Principal Business Office or, if none, Residence:

455 East 500 South, Suite #205, Salt Lake City, Utah 84111.

Item 2(c) Citizenship:

United States.

Item 2(d) Title of Class of Securities:

Common Stock.

Item 2(e) CUSIP Number:

95752H 201.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240,13d-2(b) or (c), check whether the person filing is a:

(a)

[  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)

[  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)

[  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[  ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

[  ]  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

[  ]  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

[  ]  A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)

[  ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[  ]  A Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[  ]  Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Filed pursuant to SEC Rule 13d-1(a).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)

Amount Beneficially Owned:  As of the date hereof, Leonard W. Burningham owns 154,000 shares.

(b)

Percentage of Class:  Approximately 6.16% of the Company’s outstanding common stock, such computation being based upon 2,500,000 shares being outstanding or issuable on the date hereof.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  154,000.

(ii)

Shared power to vote or to direct the vote. 0.

(iii)

Sole power to dispose or to direct the disposition of: 154,000.

(iv)

Shared power to dispose or to direct the disposition of 0.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividend from or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.  Certifications.

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

SIGNATURE

After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

/s/  Leonard W. Burningham________________

By: Leonard W. Burningham